UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 000-55729

CUSIP Number 89415V103

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

TRAQER CORP.
Full Name of Registrant

No. 436, North Dongjiao Road, Room 516, Liwan District,
Address of Principal Executive Office (Street and Number)

Guangzhou, Guangdong Province, China, 510145
City, State and Zip Code

PART II – RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

 The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating its operating and financial information into statements for the three months ended September 30, 2018. The Registrant anticipates that it will file its Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Exchange Act Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lijuan Jiang	86-20	66685362
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in its Current Report on Form 8-K filed on September 28, 2018, effective on September 24, 2018, the Registrant completed a share exchange transaction (the "Share Exchange") with Donggao International Group Shares Limited, a Republic of Seychelles company (“Donggao International”) and Donggao International’s shareholders which resulted in a change in control of the Registrant. The Share Exchange also completely changed the Registrant's operations. Prior to September 24, 2018, the Registrant was a shell corporation which was not engaged in active business. Through Donggao International's Chinese operating subsidiaries, the Registrant is now engaged in the business of researching, developing and selling decoration-free wall materials and precast walls, manufactured from recycled solid wastes in China by its original equipment manufacturers (OEMs).

Although the Registrant was the surviving legal entity in the Share Exchange, the transaction is accounted for as a reverse acquisition with Donggao International deemed as the accounting acquirer. As a result, Donggao International's historical results will be carried forward and the Registrant's operations will be included in the financial statements commencing on the effective date of the Share Exchange. Accordingly, the amounts of revenue, net profit, assets, liabilities and shareholder's equity will differ significantly from the operation results reported in the previous year's Form 10-Q that was filed for the corresponding fiscal quarter in 2017 as a result of such reverse acquisition accounting. The Registrant is unable to provide an accurate quantitative estimate of the results for the quarters ended September 30, 2018 and 2017, as it has not yet completed the information necessary to provide such an estimate. However, the Registrant expects to file its Quarterly Report on Form 10-Q with such results within the allotted extension period.

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TRAQER CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2018	By:	By: /s/ Lijuan Jiang
Lijuan Jiang Chief Executive Officer

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